May 22, 2008 VIA EDGAR Mr. Christian T. Sandoe Senior Counsel Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606-4637

Main Tel (312) 782-0600

Main Fax (312) 701-7711

www.mayerbrown.com

Lawrence R. Hamilton

Direct Tel (312) 701-7055

Direct Fax (312) 706-8333

lhamilton@mayerbrown.com

Re: DNP Select Income Fund Inc. (the “Fund”) File Number 811-04915 Preliminary proxy materials filed May 12, 2008

Dear Mr. Sandoe:

This letter is submitted supplementally to respond on a point-by point basis to the Staff’s comments on the preliminary proxy statement filed by the Fund on May 12, 2008. Each of the Staff’s comments is set forth below and is followed by the revised language that the Fund proposes to add to the proxy statement.

Reasons for the Proposed Amendment (Pages 2-3)

Comment:

Explain why the Board and the Adviser believe that replacing the preferred stock with debt leverage is in the best interests of the Fund’s common shareholders, not just the preferred shareholders.

Response:

The Fund proposes to revise the fourth paragraph under the caption “Reasons for the Proposed Amendment” section as follows:

The Fund currently has no borrowings, but it does have $1 billion in leverage consisting of remarketed preferred stock and auction preferred stock. However, since mid-February 2008, the auctions and remarketings for the Fund’s preferred stock have experienced successive failures. A failed auction or remarketing means that the current holders retain their shares, and the dividend rate for the next dividend period is automatically set to the maximum dividend rate permitted by the Fund’s charter. The Board and the Adviser believe that the recent auction and remarketing failures, which have been experienced by all closed-end funds that use preferred stock leverage, are related to general quality

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and Hong Kong partnership (and its associated entities in Asia).

Mayer Brown LLP

Mr. Christian T. Sandoe

Securities and Exchange Commission

May 22, 2008

and liquidity concerns in the credit markets, and not to any problems with the creditworthiness of the Fund or its preferred stock. However, the Board and the Adviser ~~have concluded~~ are concerned that the preferred stock auction and remarketing processes may not provide liquidity for an extended period of time, if ever, ~~and therefore the best near term~~with the result that the Fund may be required to pay the maximum dividend rates applicable to its preferred stock for an extended period of time. Because the cost of debt leverage is likely to be lower than these maximum dividend rates under most market conditions, the Board and the Adviser have concluded that the Fund can provide a solution to the liquidity crisis facing the Fund’s preferred shareholders ~~is to seek~~and also lower the cost of leverage for the benefit of the Fund’s common shareholders by seeking to obtain a syndicated bank loan facility to enable the Fund to redeem its outstanding preferred stock.

Risks Associated with the Proposed Amendment (Pages 3-4)

Comment:

Add to the discussion of risk associated with the proposed amendment appropriate risk factors relating to the Fund’s use of leverage.

Response:

The Fund proposes to revise the paragraph under the caption “Risks Associated with the Proposed Amendment” as follows:

Since the proposed amendment will provide the Fund with greater borrowing flexibility, the Fund may be subject to additional costs, as well as the risks inherent to borrowing, such as decreased earnings or being subject to covenants and other contractual provisions that restrict its operations. In addition, to the extent the Fund enters into borrowings, the rights of lenders in those borrowing transactions will be senior to the rights of holders of the Fund’s stock. There can be no assurance that the Fund will be able to obtain a syndicated bank loan facility in the amount of $850 million on terms acceptable to the Fund, or if obtained, that the Fund will be able to renew or replace such a facility on its periodic maturity dates. Furthermore, future changes in the credit markets could cause the interest rate payable on the debt facility to increase relative to the dividend and interest rates the Fund earns on its portfolio securities, which could reduce or even eliminate the benefits of leverage to the Fund. Moreover, if the Fund utilizes debt leverage, it will be required to maintain an asset coverage of 300% on any outstanding indebtedness, instead of the asset coverage of 200% that it is currently required to maintain on its preferred stock. If the Fund were unable to renew or replace a maturing debt facility or were unable

Mayer Brown LLP

Mr. Christian T. Sandoe

Securities and Exchange Commission

May 22, 2008

to maintain the required 300% asset coverage, it could be required to deleverage and sell a portion of its investments at a time when it might be disadvantageous to do so. Additionally, the Fund’s leveraged capital structure creates special risks not associated with unleveraged funds having similar investment objectives and policies. These include the possibility of higher volatility of the Fund’s net asset value and the asset coverage of the Fund’s indebtedness. This means that if there is a net decrease in the value of the Fund’s investment portfolio, the use of leverage will likely cause a greater decrease in the net asset value per common share and the market value per common share than if the Fund were not leveraged.

General Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:

The Fund acknowledges that (i) the Fund and its management are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff; (ii) staff comments on the filings, or changes in disclosure in response to staff comments on the filings, do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Fund may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Any questions or comments regarding the above responses or the preliminary proxy statement should be directed to either Lawrence R. Hamilton at (312) 701-7055 or John Sagan at (312) 701-7123.

Thank you for your attention to this correspondence.

Very truly yours,

/s/ Lawrence R. Hamilton
Lawrence R. Hamilton